Alliance HealthCare Services, Inc.

100 Bayview Circle, Suite 400

Newport Beach, California 92660

July 12, 2010

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Edwin Kim, Esq.

Re:	Alliance HealthCare Services, Inc. Registration Statement

on Form S-4 Supplemental Representations and Warranties

Ladies and Gentlemen:

In connection with the offer (the “Exchange Offer”) by Alliance HealthCare Services, Inc., a Delaware corporation (the “Company”), to exchange up to $190,000,000 aggregate principal amount of its 8.00% Series B Senior Notes due 2016 (the “Exchange Notes”) for any and all of its outstanding $190,000,000 aggregate principal amount of its 8.00% Senior Notes due 2016 (the “Private Notes”), the Company hereby represents and warrants to the staff of the Securities and Exchange Commission as follows:

1. The Company is registering the Exchange Notes through a Registration Statement on Form S-4 (File No. 333-166384, the “Registration Statement”) in reliance on the staff’s position enunciated in Exxon Capital Holdings Corporation (dated May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated (dated June 5, 1991) (the “Morgan Stanley Letter”), Shearman & Sterling (dated July 2, 1993) (the “Shearman & Sterling Letter”) and other interpretive letters to similar effect.

2. The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes.

3. In this regard, the Company will make each person participating in the Exchange Offer aware (through the prospectus contained in the Registration Statement (the “Prospectus”) or otherwise) that (a) any broker-dealer who holds the Private Notes acquired for its own account as a result of market-making activities or other trading activities and who receives Exchange Notes in exchange for such Private Notes pursuant to the Exchange Offer

Securities and Exchange Commission

July 12, 2010

must deliver a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and that, by delivering such a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act; and (b) if any person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes, such person (i) could not rely on the staff’s position enunciated in the Exxon Capital Letter, the Morgan Stanley Letter, the Shearman & Sterling Letter, or other interpretive letters to similar effect, and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

4. The Company will also make each exchange offeree participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that, by tendering the Private Notes in the Exchange Offer, such person will be deemed to (a) represent that such person is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes and (b) acknowledge that if the exchange offeree is a broker-dealer holding Private Notes acquired for its own account as a result of market-making activities or other trading activities, it will deliver a prospectus meeting the requirements of Section 10 of the Securities Act in connection with any resale of the Exchange Notes received in respect of such Private Notes pursuant to the Exchange Offer. The Plan of Distribution section of the Prospectus will also contain the following statement: “Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be “underwriters” within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. By acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.”

5. The Company will commence the Exchange Offer for the Private Notes when the Registration Statement is declared effective by the Securities and Exchange Commission. The Exchange Offer will remain in effect for a limited time and will not require the Company to maintain an “evergreen” registration statement. The Exchange Offer will be conducted by the Company in compliance with the Securities Exchange Act of 1934, as amended, and any applicable rules and regulations thereunder.

Very truly yours,

ALLIANCE HEALTHCARE SERVICES, INC.

By:	/s/ Eli H. Glovinsky
Name: Eli H. Glovinsky
Title: Executive Vice President, General
Counsel and Secretary